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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Resource Horizons Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Church Street Ext. NE, 3rd Flr
(No. and Street)

Marietta	GA	30060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Miller 770-319-1970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPAs P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander St SE, Suite 4	Marietta	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

OATH OR AFFIRMATION

I, David K. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Resource Horizons Group LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

SUSAN M YUHAS
MY COMMISSION EXPIRES
APRIL 14 2010
COBB COUNTY, GA.
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' report in Internal Accounting Structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RESOURCE HORIZONS GROUP, L.L.C.
(A Limited Liability Company,
Wholly Owned by
Resource Horizons Holding Company, L.L.C.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2008 AND DECEMBER 31, 2007

CONTENTS

goldman & COMPANY, CPAS

INDEPENDENT AUDITORS' REPORT

To the Member
Resource Horizons Group, L.L.C.
Marietta, Georgia

We have audited the accompanying statements of financial condition of Resource Horizons Group, L.L.C. (a Delaware Company) as of December 31, 2008 and 2007, and the related statements of income (loss), changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resource Horizons Group, L.L.C., as of December 31, 2008 and 2007 and the results of its operations and it cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1,2,3, and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relating to the basic financial statements, taken as a whole.

Goldman & Company, CPAs, P.C.
Marietta, Georgia
February 25, 2009

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

RESOURCE HORIZONS GROUP, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

	2008	2007
ASSETS		
Cash	$ 472,699	$ 656,859
Commissions Receivable	125,477	147,165
Related Party Receivable (Note 6)	1,439,436	1,283,984
Prepaid Expenses	43,824	39,253
TOTAL ASSETS	$ 2,081,436	$ 2,127,261
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Commissions and Fees Payable	$ 137,246	$ 140,883
Accounts Payable	11,409	3,516
Total Liabilities	$ 148,655	$ 144,399
MEMBER'S EQUITY (Exhibit C)	$ 1,932,781	$ 1,982,862
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,081,436	$ 2,127,261

RESOURCE HORIZONS GROUP, L.L.C.
STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31

	2008	2007
INCOME		
Commissions	$ 8,224,762	$ 10,303,242
COSTS AND EXPENSES		
Management Expense (Note 4)	$ 1,020,000	$ 1,015,000
Commissions	7,167,551	8,956,936
Miscellaneous Operating Expenses	89,890	60,189
Total Costs and Expenses	$ 8,277 441	$ 10,032,125
Income from Operations	$ (52,679)	$ 271,117
OTHER INCOME		
Miscellaneous Income (Expense), net	$ (3,407)	$ 36,362
Interest	6,005	12,651
Total Other Income	$ 2,598	$ 49,013
NET INCOME (LOSS)	$ (50,081)	$ 320,130

The Accompanying Notes are an Integral Part of these Financial Statements.

RESOURCE HORIZONS GROUP, L.L.C.
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE TWO YEARS ENDED DECEMBER 31, 2008

Ending Balance – December 31, 2006	$ 1,662,732
Capital Contributions	- 0-
Net Income (Exhibit B)	320,130
Ending Balance – December 31, 2007	$ 1,982,862
Capital Contributions	-0-
Net Income (loss) (Exhibit B)	(50,081)
Ending Balance – December 31, 2008	$ 1,932,781

RESOURCE HORIZONS GROUP, L.L.C.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Received from Clients	$ 8,246,448	$ 10,275,886
Other Operating Receipts (Payments)	(3,405)	36,362
Cash Paid for Costs and Expenses	(8,433,208)	(10,027,740)
Interest Income	6,005	12,651
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (184,160)	$ 297,159
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash Payments for Organizational Costs	$ - 0 -	$ - 0 -
NET CASH UTILIZED IN INVESTING ACTIVITIES	$ - 0 -	$ - 0 -
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' Contributions	$ - 0 -	$ - 0 -
NET CASH PROVIDED BY FINANCING ACTIVITIES	$ - 0 -	$ - 0 -
NET INCREASE (DECREASE) IN CASH	$ (184,160)	$ 297,159
CASH AT BEGINNING OF YEAR	656,859	359,700
CASH AT END OF YEAR (EXHIBIT A)	$ 472,698	$ 656,859
RECONCILIATION OF NET INCOME TO NET CASH UTILIZED BY OPERATING ACTIVITIES		
Net Income (loss) (Exhibit C)	$ (50,081)	$ 320,131
Adjustments to Reconcile Net Income (Loss) to Net Cash Flows Utilized by Operating Activities:		
(Increase) Decrease in Commission Receivable	21,688	(27,357)
(Increase) Decrease in Related Party Receivable	(155,452)	(8,482)
(Increase) Decrease in Prepaid Expenses	(4,571)	1,321
Increase (Decrease) in Commission and Fees Payable	(3,637)	24,783
Increase (Decrease) in Accounts Payable	7,893	(13,237)
	(134,079)	(22,972)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (184,160)	$ 297,159
SUPPLEMENTAL DATA		
Interest and Income Tax Paid	$ - 0 -	$ - 0 -

The Accompanying Notes are an Integral Part of these Financial Statements.

RESOURCE HORIZONS GROUP, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Resource Horizons Group, L.L.C. is a Delaware limited liability company. It is wholly owned by Resource Horizons Holding Company, L.L.C., a Delaware limited liability company. The Company registered with the Securities and Exchange Commission on August 15, 2000 to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership on March 2, 2001, primarily for the purpose of qualifying and operating as a broker-dealer of securities. Pursuant to the registration, the Company must maintain a minimum net capital requirement of $100,000 and is not authorized to hold securities or funds for customers. Resource Horizons Group, L.L.C. clears all transactions with and for customers on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. See Note 2.

B. As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Financial Accounting Standards Board ("FASB") has issued Interpretation No. 48 ("FIN 48"), which clarifies generally accepted accounting principles for recognition, measurement, presentation and disclosure relating to uncertain tax positions. FIN 48 applies to business enterprises, not-for-profit entities, and pass-through entities, such as S corporations and limited liability companies. As permitted by FIN 48 (as amended), the Company has elected to defer the application of FIN 48 until issuance of its December 31, 2009 financial statements. For financial statements covering periods prior to calendar 2009, the Company evaluates uncertain tax positions in accordance with existing generally accepted accounting principles and makes such accruals and disclosures as might be required thereunder.

C. Certain costs associated with the organization and initial registrations of the Company have been capitalized at cost and are amortized over a sixty month estimated useful life using the straight-line method. Maintenance and repairs are charged against income, and purchases, renewals and betterments of property are capitalized. These costs have been fully amortized..

D. The Company has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

E. Commission income and the related expense are recorded on a settlement date basis.

F. For purposes of reporting cash flow, cash and cash equivalents include money market accounts and highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

G. The preparation of financial statements in conformity with United States' generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CLEARING BROKER-DEALER AGREEMENT

In May 2005, the Company entered into an agreement with National Financial Services LLC (NFS), an independent broker-dealer, to provide clearing, execution, and data processing services. The initial term of the agreement was one year; thereafter, the agreement automatically renews annually unless the Company gives a 90 day notice of termination in writing. Either party may cancel at any time after a 90 day written notice. Clearing charges of $13 to $30 are charged for each transaction, along with a $1 transaction fee, with a minimum monthly charge of $5,000. The Company maintains a $75,000 money market account, included in cash on the statement of financial condition, with NFS in accordance with the agreement. NFS is responsible for all clearing transactions and maintenance of customer accounts for the company other than those accounts with Sterne Agee.

In August 2005, the Company entered into an agreement with Sterne Agee & Leach, Inc., an independent broker-dealer, to provide clearing, execution, and data processing services. The initial term of the agreement was one year; thereafter, the agreement automatically renews annually unless the Company gives a 120 day notice of termination in writing. The clearing broker-dealer may cancel at any time after a 30 day written notice. Clearing charges of $14 to $30 are charged for each transaction, along with a $0.01 per share ticket charge, with a minimum monthly charge of $1,000. The Company maintained a $5,000 money market account, included in cash on the statement of financial condition at December 31, 2007, with Sterne Agee in accordance with the agreement. Sterne Agee is responsible for all clearing transactions and maintenance of a specific set of customer accounts for the company. The Company cancelled this agreement with Sterne Agee in January 2008.

3. RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Company maintains a special account for exclusive benefit of customers as requested for exemption under SEC Rule 15c3-3 (K) (2) (A).

4. COMMITMENTS

The Company has entered into an agreement with its parent company, Resource Horizons Holding Company, L.L.C. (the "parent"). According to the terms of the agreement, the parent will pay a portion of the company's overhead expenses, including salaries, rent, copy and telephone. The Company will be assessed on a monthly basis for its share of these costs, provided that such assessment does not reduce the Company's net capital below 120% of its minimum requirements under SEC Rule 15c3-1. The Company may repay the parent or make payments directly to the creditor, at its sole discretion. The Company paid the parent $1,020,000 in 2008 and $1,015,000 in 2007 during the year under the agreement.

During 2007, the Company began paying the Errors and Omissions (E&O) insurance premium in addition to the management fee. In 2005 and before, the E&O insurance premium was included in the management fee. See also Note 6.

5. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 in 2008 and $100,000 in 2007. At December 31, 2008 and 2007, the Company had approximately $-0- and $158,343 in excess of FDIC insured limits, respectively.

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. RELATED PARTY TRANSACTIONS

The Company's parent has as its members certain individuals who are registered representatives of the Company. These related parties generated 11% of the Company's total commission income and earned 12% of the Company's commission expense during the year. These transactions were consummated on terms equivalent to those that prevail in arms length transactions.

An affiliate of the Company collects, on behalf of the Company as required by various state statutes, all of the commissions generated by registered representatives of the Company for variable and universal insurance products. The affiliate forwards all such commission income to the Company. The Company then pays the related commission expense associated with these transactions to the registered representatives. At December 31, 2008 and 2007, the affiliate owed the Company $11,129 and $5,928 respectively, which is included in related party receivables.

An affiliate of the Company is an SEC Registered Investment Advisory firm. The Company acts as the paying agent for the affiliate's fee expenses paid to the registered representatives. At December 31, 2008 and 2007, the affiliate owed the Company $9,500 and $8,500 respectively, which is included in related party receivables.

The majority of the Company's operating expenses, excluding commission expense, are paid by the parent in accordance with the agreement noted in Note 4. The Company has no employees. All personnel used by the Company are employees of the parent. The Company has advanced funds to the parent during the year for cash flow purposes. At December 31, 2008 and 2007, the parent owed the Company $1, 418,807 and $1,269,557 respectively, which is included in related party receivables.

7. CONTINGENCIES

In the normal course of business, the Company has been named as a defendant in legal action. Management, after consultation with counsel, is vigorously defending their position and is of the opinion that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position or results of operations.

RESOURCE HORIZONS GROUP, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2008

TOTAL MEMBERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 1,932,781
LESS NON-ALLOWABLE ASSETS	
Related party Receivables	1,439,436
Prepaid Expenses	43,824
Other assets	10,141
Subtotal Non Allowable Assets	1,493,401
Less: Haircut on Other Securities - Money Market ($207,429 x 2% - Equities)	4,149
NET CAPITAL	$ 435,231

RESOURCE HORIZONS GROUP, L.L.C.
RECONCILATION OF NET CAPITAL COMPUTATION
(Pursuant to rule 17a-5 (d) (4) of the
Securities Exchange Act of 1934)
DECEMBER 31, 2008

	Reported in Unaudited Part II A Focus Report	Difference	Reported in Audited Financial Statement
TOTAL MEMBERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 1,932,781	$ - 0 -	$ 1,932,781
Less Non-Allowable Assets	(1,493,401)	- 0 -	(1,493,401)
Less Haircuts	(4,149)	- 0 -	(4,149)
NET CAPITAL	$ 435,231	$ - 0 -	$ 435,231

RESOURCE HORIZONS GROUP, L.L.C.
COMPUTATION OF AGGREGATE INDEBTEDNESS
AND BASIC CAPITAL NET REQUIREMENT
(Pursuant to rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2008

AGGREGATE INDEBTEDNESS	
Commissions and Fees Payable	$ 137,246
Accounts Payable	11,409
TOTAL AGGREGATE INDEBTNESS	$ 148,655
RATIO – Aggregate Indebtedness To Net Capital	.34155 to 1
BASIC NET CAPITAL REQUIREMENT	
Net Capital (Schedule 1)	$ 435,231
Minimum Net Capital Requirement	100,000
EXCESS NET CAPITAL	$ 335,231

RESOURCE HORIZONS GROUP, L.L.C.
STATEMENTS OF EXEMPTION FROM COMPLIANCE
WITH RULE 15c3-3 AND STATEMENTS
OF SUBORDINATED LIABILITIES
DECEMBER 31, 2008

The Company is exempt from compliance with rule 15c3-3. All transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2008.

The Company had no liabilities subordinated to the claims of creditors as of December 31, 2008.

goldman & COMPANY, CPAs

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

To the Member
Resource Horizons Group, L.L.C.
Marietta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Resource Horizons Group, L.L.C., for the year ended December 31, 2008 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone that these specified parties.

Goldman & Company, CPAs, P.C.
February 25, 2009